UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Eagle Capital Growth Fund, Inc. (f/k/a NAIC Growth Fund, Inc.)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

269451100  (formerly 628921108)

(CUSIP Number)

Luke E. Sims, 225 East Mason Street, Suite 802, Milwaukee, WI  53202-3657; (414) 755-6790

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 30, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 269451100	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Luke E. Sims
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) Not applicable. (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 284,672
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 284,672
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 284,672
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14.	TYPE OF REPORTING PERSON (see instructions) Individual

CUSIP No. 269451100	13D	Page 3 of 5 Pages

Item 1.  Security and Issuer.

Common stock, $0.001 par value (“Common Stock”)

Eagle Capital Growth Fund, Inc. (f/k/a NAIC Growth Fund, Inc.) (the “Fund”)
225 East Mason Street, Suite 802
Milwaukee, WI  53202-3657

Item 2.  Identity and Background.

This statement is being filed by Luke E. Sims.   Certain information with respect to Mr. Sims is set forth below:

(a) – (b)  Name and Business Address:

Luke E. Sims
Chairman
Sims Capital Management LLC
225 East Mason Street, Suite 802
Milwaukee, WI  53202-3657

(O):           (414) 755-7590

E-mail:    luke@simscapital.com

(c)	Principal Occupation and Employment

Chairman
Sims Capital Management LLC (SEC-registered investment advisor)
225 East Mason Street, Suite 802
Milwaukee, WI  53202-3657

President and Chief Executive Officer (and Director of)
Eagle Capital Growth Fund, Inc.
225 East Mason Street, Suite 802
Milwaukee, WI  53202-3657

Partner (retired)
Foley & Lardner LLP (law firm)
777 East Wisconsin Avenue, Suite 3800
Milwaukee, WI 53202

(d) – (e)   Legal Proceedings.

Mr. Sims has never been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship.

United States.

CUSIP No. 269451100	13D	Page 4 of 5 Pages

Item 3.  Source or Amount of Funds or Other Consideration.

Personal funds, including funds held in a  Keogh/401(k) and/or other retirement accounts for the benefit of Mr. Sims.

Item 4.  Purpose of Transaction.

All of the purchases identified in this Schedule have been for the purpose of investment.

Mr. Sims is a director, President and Chief Executive Officer of the Fund.  Moreover, Mr. Sims is the Chairman and a principal of Sims Capital Management, LLC, which is the investment advisor to the Fund.

Item 5.  Interest in Securities of the Issuer.

(a) – (b)                      Information concerning the number of shares and percentage of the class of Common Stock beneficially owned by the reporting person: (i) sole voting and dispositive power (284,672 shares), (ii) shared voting and dispositive power (-0- shares); (iii) aggregate beneficial ownership (284,672 shares); (iv) percentage of class of Common Stock (9.1%).  Certain shares are excluded from Mr. Sims’ beneficial ownership as detailed below.

Mr. Sims owns these shares individually, including through his Keogh/(401(k) and various retirement plan accounts.

The foregoing information excludes 11,389 shares held by Mr. Sims’ spouse, Elsa C. Lamelas; Mr. Sims disclaims any beneficial ownership with respect to such shares.

Mr. Sims is the Chairman and a principal of Sims Capital Management LLC, an SEC-registered investment advisor (“SCM”).   In conjunction with its investment advisory responsibilities, SCM may exercise investment authority, including the power to vote and/or dispose of, Fund shares in client accounts.     Any such Fund shares held in SCM client accounts are excluded from the numbers referenced above.   Mr. Sims disclaims any beneficial ownership in any Fund shares held in SCM client accounts.

(c)           Set forth below is information with respect to all transactions with respect to Common Stock by Mr. Sims (and reflected in Mr. Sims’ beneficial ownership) during the past sixty (60) days.   All such transactions, which consisted solely of purchases, were effected in open market transactions:

Date	No. of Shares	Purchase Price
09/13/12	1,000	$6.88
09/18/12	1,000	6.84
09/18/12	1,000	6.85
09/18/12	2,000	6.86
09/19/12	600	6.85
09/19/12	2,400	6.86
09/20/12	6,523	6.86
09/20/12	2,000	6.89
09/24/12	417	6.75
09/24/12	100	6.81
09/24/12	1,000	6.87
09/24/12	6,000	6.89
09/24/12	900	6.90
09/24/12	1,000	6.91
09/24/12	500	6.93
09/25/12	1,000	6.90

CUSIP No. 269451100	13D	Page 5 of 5 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Sims is a director,  President and Chief Executive Officer of the Fund.

Mr. Sims is also the Chairman and a principal of Sims Capital Management LLC, an SEC-registered investment advisor(“SCM”).   SCM is the investment advisor to the Fund.   Mr. Sims is the Chairman and a 50% equity owner of Sims Capital Management LLC.

Item 7.  Material to Be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Luke E. Sims
Luke E. Sims

October 12, 2012